Via Facsimile and U.S. Mail
Mail Stop 03-09

	December 9, 2004

Thomas N. Konatich
Acting Chief Financial Officer
SIGA Technologies, Inc.
420 Lexington Avenue
Suite 601
New York, New York 10170

Re:	SIGA Technologies, Inc.
Registration Statement on Form S-3, filed November 24, 2004
File No. 333-120742

Dear Mr. Konatich:

      We have limited our review of the above referenced filing to only the matters addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Plan of Distribution, starting on page 15
1. Please refer to your statement that "This prospectus covers the sale of shares of common stock from time to time by the selling stockholders named in the table above and any of their pledgees, donees, assignees and successors-in-interest." Please confirm your understanding that selling stockholders must be named before they can sell pursuant to the registration statement. The company may substitute new names for the names of selling stockholders identified in an effective registration statement by means of a Rule 424(b) prospectus if:
* the change is not material;
* the number of securities or dollar amount registered does not change; and
* the new owners` securities can be traced to those identified in the original registration statement.
2. Please describe to us the transaction whereby ViroPharma Incorporated and Marc Collett received the securities of the company that are the subject of this registration statement.
3. We note your statement that "The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus." Please provide us with a detailed explanation of the purpose of the contemplated "loan or pledge" of shares to broker-dealers. Please also describe the mechanics of the "loan or pledge" and:
* how the transfer will be recorded with respect to each loan or pledge;
* the terms governing the return of the loaned securities; and
* any consideration to be paid for the loans or pledges.

Please also provide us with any contracts related to this arrangement. We may have further comments upon receipt of your response.
4. Additionally, please explain which parties hold the incidents of ownership, such as title, voting rights, and dividend rights, with respect to the loaned or pledged securities. We may have further comments upon receipt of your response.
5. Finally, please tell us if the broker-dealers intend to sell the
"loaned" securities pursuant to the registration statement. If so, please explain how you will comply with Item 507 of Regulation S-K and the requirement articulated in comment 1 above that selling stockholders must be named before they can sell pursuant to the registration statement.



*	*	*	*	*



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



	Please contact Anne Nguyen, Attorney-Advisor, at (202) 942-
2895
or me at (202) 942-1840 with any questions.

Sincerely,




Jeffrey Riedler
Assistant Director


cc:	Thomas E. Constance
James Grayer
Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, New York 10022
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Thomas N. Konatich
SIGA Technologies, Inc.
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